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Follow-Up... Materials

06013205

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REGISTRANT'S NAME Kobe Steel Ltd

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MAY 11 2006 E
THOMSON
FINANCIAL

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FILE NO. 82- 3371 FISCAL YEAR 3-31-06

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DAT : 5/8/06

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
April 27, 2006

Summary of Kobe Steel's Consolidated Financial Results for Fiscal 2005

(April 1, 2005 – March 31, 2006)

TOKYO, April 27, 2006 – Kobe Steel, Ltd. announced today its financial results for fiscal 2005, ended March 31, 2006.

Consolidated financial summary (in millions of yen)

	FY2005	FY2004	% Change
Net sales	1,667,313	1,443,771	15.5%
Operating income	220,395	166,576	32.3%
Ordinary income *	176,932	116,028	52.2%
Net income	84,559	51,288	64.9%
Earnings per share	27.93 yen	17.27 yen	

Notes: * Also known as pretax recurring profit

Segment sales (in millions of yen)

	FY2005	FY2004
Iron & Steel	758,368	631,327
Wholesale Power Supply	65,208	58,600
Aluminum & Copper	304,945	282,983
Machinery	259,277	226,845
Construction Machinery	227,027	206,648
Real Estate	47,244	32,472
Electronic Materials & Other Businesses	61,128	54,008
Eliminations	(55,887)	(49,113)
Consolidated net sales	1,667,313	1,443,771

Overseas sales (in millions of yen)

	FY2005	FY2004
Overseas sales	420,873	365,924
Consolidated net sales	1,667,313	1,443,771
% overseas sales	25.2%	25.3%

Operating Results & Financial Position

(1) Operating Results

Japan's economy steadily improved in fiscal 2005. With corporate earnings up, capital investment rose and personal spending was robust. Owing to the strong U.S and Asian economies, exports continued to expand.

Under these conditions, the Kobe Steel Group, in its last year of its Fiscal 2003-2005 Consolidated Medium-Term Business Plan, focused on creating and increasing its "Number One, Only One" distinctive products, as well as worked on meeting demand from robust manufacturing industries and raising sales prices. As a result, Kobe Steel's financial performance improved considerably, mainly in the steel and electronic materials fields.

Consolidated net sales in fiscal 2005, ended March 31, 2006, rose 223.5 billion yen to 1,667.3 billion yen, in comparison to the previous fiscal year. Operating income increased 53.8 billion yen to 220.3 billion yen, and pretax ordinary income (also known as pretax recurring profit) went up 60.9 billion yen to 176.9 billion yen. With extraordinary losses from the separation of the real estate business, a provision for environmental measures, and casualty loss at Kakogawa Works, Kobe Steel posted net income of 84.5 billion yen

Dividends

Taking into consideration dividend trends, the investment funds necessary for future growth and improvement in the Company's financial condition, Kobe Steel intends to pay a dividend of 6 yen per share, subject to approval at the annual general shareholders meeting in June,

Results by Business Segment

Iron & Steel

Domestic steel demand was robust in the shipbuilding, automotive, industrial machinery, and other manufacturing industries. As for exports, due to increasing production capacity in China and other emerging countries, the supply and demand balance for general steel products worsened and the market became soft. Kobe Steel continued its stance of maintaining its steel prices. As a result, the volume of steel exports went down. As a whole, exports decreased in comparison to the previous fiscal year. However, prices for steel products, both domestic and overseas, went up owing to the high price of raw materials and strong demand for the Company's upper-end products. Shipments of steel castings and forgings increased due to high world demand in the shipbuilding industry. Sales of titanium mill products also increased, supported by high demand.

Demand was brisk for welding consumables. In Japan, demand was strong in the shipbuilding, automotive, and construction equipment industries. In overseas markets, the shipbuilding and automotive industries and energy-related projects also performed well.

As a result, Iron & Steel segment sales increased 20.1% to 758.3 billion yen and operating income increased 39 billion yen to 130.9 billion yen, in comparison to the previous fiscal year, owing to the adoption of the average method of valuing inventories, which pushed up profits.

Wholesale Power Supply

The Shinko Kobe Power Station is capable of generating and supplying 1.4 million kilowatts of electricity. In this segment, sales rose 11.3% to 65.2 billion yen, as higher coal prices used by the power plants resulted in higher electricity unit prices. Operating income was flat at 19.5 billion yen.

Aluminum & Copper

Domestic shipments of rolled aluminum products were firm in fiscal 2005. Demand for aluminum can stock was strong owing to a rise in its use in aluminum bottle cans. Additionally, aluminum panel material for automobiles and aluminum memory disks used in disk drives continued to perform well. In overseas markets, however, Kobe Steel placed a priority on improving sales prices, resulting in a loss of some sales of can stock, printing sheet, and air conditioner fin material. As a result, the sales volume of rolled aluminum products went down in comparison to the previous fiscal year.

Shipments of rolled copper products in fiscal 2005 rose slightly in comparison to fiscal 2004. Copper strip for semiconductor leadframes pulled out of an adjustment phase, and demand for terminals used in automotive electrical components continued to be strong. However, as shipments of copper tube last summer were lower in comparison to shipments in the hot summer of 2004, exports of copper tube for air conditioners decreased, and overall copper shipments went down.

Aluminum castings and forgings saw higher sales owing to high demand for semiconductor manufacturing equipment.

On the whole, although sales volume went down, high aluminum ingot and copper cathode prices contributed to a 7.8% increase in segment sales to 304.9 billion yen. Operating income, due to the adoption of the average method of calculating inventories, increased 6.4 billion yen to 23.3 billion yen.

Machinery

Domestic orders dipped 2.3% to 146.5 billion yen, in comparison to the previous fiscal year. Backed by strong capital investment in the private sector, demand for compressors and rolling mills was firm. However the environmental business was sluggish due to strong competition and the Machinery segment was also affected by the withdrawal from the bridge construction business. Overseas, capital investments were active in the oil and energy fields in the Middle East and Asia. As a result, orders were strong for compressors, plastics processing machinery and pressure vessels used in the LNG and oil refining industries. However, due to the concentration of orders for direct reduction plants in the previous fiscal year, overall export orders in the Machinery segment fell 26.3% to 92.8 billion yen.

As a result, total orders in the Machinery segment went down 13.3% to 239.4 billion yen and the backlog of orders was 246.7 billion yen.

Machinery segment sales increased 14.3% to 259.2 billion yen owing to strong orders for compressors. However, due to the decrease in licensing income from the direct reduction plant business, operating income remained flat at 10.3 billion yen,

Construction Machinery
The domestic market for hydraulic excavators was firm. Although public works projects continued to shrink, strong private-sector capital investment and reduced inventories brought about by higher exports of used machines supported new demand for construction equipment. The overseas market was also strong. In addition to expanding markets in Europe and North America, China, where demand had been weak, clearly showed a recovery in demand. Worldwide, overall demand was firm. The crane business was also strong, leading to segment sales rising 9.9% to 227.0 billion yen. Operating income increased 1.6 billion yen to 8.8 billion yen.

Real Estate
With a concentration of completions and the handing over of condominiums mainly in the Kansai (western) region of Japan, segment sales went up 45.5% to 47.2 billion yen. Operating income increased 2 billion yen to 5.1 billion yen.

Electronic Materials & Other Businesses
Segment sales rose 13.2% to 61.1 billion yen due to strong demand for target material for LCDs and demand for electronics-related testing and analysis. Operating income increased 3.3 billion yen to 17.4 billion yen.

Outlook for Fiscal 2006 (ending March 31, 2007)

Domestic private-sector demand, including capital investments and personal spending, is anticipated to remain firm and the economy is forecast to steadily continue improving. However, the possibility of higher interest rates, higher oil prices, and trends in the U.S. and Chinese economies are factors suggesting that the outlook may not be entirely optimistic. On this understanding, Kobe Steel's forecast for its business segments in fiscal 2006 are as follows:

Iron & Steel
Both in Japan and overseas, the market for general steel products will continue to be soft due to a worsening in the supply/demand balance. However, demand for steel products in the shipbuilding, automotive and other manufacturing industries is expected to continue to be robust. Backed by brisk shipbuilding demand, the sales volume of steel castings and forgings for the marine industry is expected to rise. Along with high sales of titanium mill products owing to strong demand, segment sales are anticipated to increase in fiscal 2006.

Wholesale Power Supply
Stable operation is expected to result in stable profits. As the electricity unit price will go up due to higher coal prices, segment sales are anticipated to increase in fiscal 2006.

Aluminum & Copper
Overall demand for rolled aluminum products in fiscal 2006 is anticipated to increase over fiscal 2005. Although can stock is expected to be flat, demand from the automotive and semiconductor industries is forecast to be strong. Demand for rolled copper products is expected to go down. Although demand for copper strip used in electronic applications will remain strong, demand for copper tube is likely to decrease both in Japan and overseas. However, segment sales as a whole are forecast to go up in fiscal 2006.

Machinery
In the machinery field, demand is expected to be firm for compressors and plastics processing machinery. In the engineering area, withdrawal from bridge construction will slightly decrease sales, but orders gained in fiscal 2005 for LNG equipment and pressure vessels were firm. In addition, orders received for direct reduction plants in fiscal 2004 will contribute to sales. As a result, Machinery segment sales are anticipated to increase in fiscal 2006.

Construction Machinery
Domestic demand for hydraulic excavators is forecast to be similar to fiscal 2005. Public works are not expected to increase, but private-sector capital investment is expected to be robust. Overseas, demand will continue to be strong in Europe and North America. Demand will also continue to recover

in China, contributing to higher sales. Thus, segment sales are expected to increase in fiscal 2006.

Real Estate
Due to a decrease in condominium completions and hand overs, segment sales are anticipated to be lower in fiscal 2006.

Electronic Materials & Other Businesses
Due to the brisk demand for target materials used in LCDs, segment sales are expected to increase in fiscal 2006.

Overall Forecast
Iron & Steel segment sales are anticipated to rise due to strong demand for steel castings and forgings and titanium mill products. In the Aluminum & Copper segment, sales are forecast to expand in the automotive and semiconductor markets. As a result, consolidated net sales for fiscal 2006, ending March 31, 2007, are anticipated to increase 5.0% to 1,750.0 billion yen.

Profits will be affected by lower prices of general steel products, but other business segments are expected to be firm on the whole. However, in the Iron & Steel segment and the Aluminum & Copper segment, the adoption of the average method of valuing inventories, which pushed up profits in fiscal 2005, will have less effect in fiscal 2006. Machinery and equipment depreciation in fiscal 2006 will change from the straight-line method to the declining-balance balance, which will increase the depreciation burden. As a result, pretax ordinary income is forecast to go down to 145.0 billion yen, but aftertax net income will be maintained at 85.0 billion yen.

(2) Financial Position

Due to the rising market prices of investment stocks and the effects of the change in methods of evaluating inventories, total assets in fiscal 2005 increased 173.0 billion yen to 2,074.2 billion yen. Kobe Steel posted net income of 84.5 billion yen, and additionally the conversion of bonds with stock acquisition rights and the higher value of stocks due to rising share prices increased shareholders' equity by 150.7 billion yen to 529.9 billion yen. As a result, the net worth ratio (shareholders' equity to total assets) rose 5.7 points to 25.6%

Net cash provided by operating activities was 198.1 billion yen owing to income before income taxes amounting to 152.6 billion yen and depreciation of 79.5 billion yen. Net cash used in investing activities, mainly for fixed assets, amounted to 94.2 billion yen. Free cash flow was 103.9 billion yen. With a decrease in debt, net cash used in financing activities came to 93.5 billion yen. As a result, debt decreased 90.6 billion yen to 720.9 billion yen. Cash and cash equivalents increased 14.8 billion yen to 95.4 billion yen.

Consolidated cash flow Indicators

	FY2001	FY2002	FY2003	FY2004	FY2005
Net worth ratio	13.7%	15.4%	17.2%	19.9%	25.6%
Stockholders' equity ratio at market price	6.9%	10.9%	24.7%	29.6%	67.1%
Debt redemption years	19.5	8.4	9.0	3.6	3.6
Interest coverage ratio (times)	1.8	3.8	4.1	9.3	9.0

Notes:
* Net worth ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Debt redemption years: Interest-bearing liabilities/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense

Media Contact:
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Highlights of Kobe Steel's FY2005 Consolidated Financial Results

(April 1, 2005 – March 31, 2006)

April 27, 2006

Company name:	**Kobe Steel, Ltd.**
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Code number:	5406
Registered head office:	Hyogo Prefecture, Japan
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Board of Directors' meeting for FY2005 results:	April 27, 2006
Financial information prepared in accordance with generally accepted accounting principles in the United States:	No (Information follows Japanese GAAP.)

1. FY2005 consolidated financial results (April 1, 2005 – March 31, 2006)

(in millions of yen)

(1) Consolidated financial results

	FY2005	FY2004	% change
Net sales	1,667,313	1,443,771	15.5%
Operating income	220,395	166,576	32.3%
Ordinary income	176,932	116,028	52.5%
Net income	84,559	51,288	64.9%
Earnings per share	27.93 yen	17.27 yen	
Fully diluted earnings per share	27.24 yen	16.48 yen	
Return on average equity	18.6%	14.5%	
Ratio of ordinary income to total liabilities & stockholders' equity	8.9%	6.1%	
Ratio of ordinary income to net sales	10.6%	8.0%	

Notes:
Equity in income of unconsolidated subsidiaries and affiliates in FY2005: 10,505 million yen FY2004: 10,011 million yen
Average number of shares in FY2005: 3,025,880,043 FY2004: 2,967,457,229
Changes have been made in accounting policies.
Percentages for net sales, operating income, ordinary income and net income show changes from the previous fiscal year.

(2) Consolidated financial position

	FY2005	FY2004
Total assets	2,074,241	1,901,202
Total stockholders' equity	529,999	379,213
Net worth ratio	25.6%	19.9%
Stockholders' equity per share	170.64 yen	127.79 yen

Note: Number of shares issued in FY2005: 3,105,677,996 FY2004: 2,967,115,082

(3) Consolidated cash flows

	FY2005	FY2004
Net cash provided by operating activities	198,181	225,751
Net cash used in investing activities	(94,214)	(50,543)
Net cash used in financing activities	(93,593)	(163,945)
Cash & cash equivalents at end of year	95,485	80,591

(4) Scope of consolidation

Number of consolidated subsidiaries:	162
Number of unconsolidated subsidiaries accounted for by the equity method:	1
Number of equity-valued affiliates:	54

(5) Changes in scope of consolidation

New consolidated subsidiaries:	11
Consolidated subsidiaries excluded:	8
New equity-valued affiliates:	1
Equity-valued affiliates excluded:	1

2. Consolidated forecast for fiscal 2006 (ending March 31, 2007)

(in millions of yen)	First half	Full year
Estimated net sales	850,000	1,750,000
Estimated ordinary income	65,000	145,000
Estimated net income	40,000	85,000
Estimated earnings per share		27.36 yen

Notes:
The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

The Kobe Steel Group aims to continuously improve its corporate value by striving to fulfill its social responsibilities to shareholders, investors, customers, employees, local communities and other stakeholders, based on the following corporate philosophy:

Kobe Steel Group Corporate Philosophy

1. We provide reliable and advanced technologies, products and services that satisfy customers.

2. We support each employee in developing his or her abilities, while respecting mutual cooperation within the Kobe Steel Group.

3. Through continuous efforts for innovative change, we aim to enhance our corporate values.

2. Policy for Profit Distribution

Kobe Steel regards the return of profits to its shareholders as one of the important management issues. Promoting business development over the long term, Kobe Steel endeavors to improve the corporate value of the overall Group.

In allocating the earnings, the Company's financial condition, financial results and future capital needs are taken into consideration. While the basis is to provide dividends regularly, dividends are decided based on comprehensive consideration of the financial performance, payout ratio and other factors.

As for retained earnings, by allocating the necessary investments for future growth, profitability is anticipated to increase and the financial position is expected to further improve.

In consideration of profit distribution based on financial performance, the payout ratio is anticipated to range from 15% to 25% of the consolidated net income.

With regard to the number of times dividends will be issued following implementation of the new Corporate Law, Kobe Steel's characteristics, the dividend policy over the medium- to long-term future, and other issues will be comprehensively taken into account for consideration.

3. Medium-Term Business Strategy & Targets

In April 2006, Kobe Steel launched the Fiscal 2006-2008 Kobe Steel Group Medium-Term Business Plan, a three-year plan that ends in March 2009. In the medium- to long-term future, the plan aims to build a business organization for stability and growth based on the following points:

3.1. Expanding and creating "Only One" higher-end products

The Kobe Steel Group's value-added products, based on originality and highly evaluated by customers, are regarded as "Only One" products. Kobe Steel intends to further expand sales of these products. By creating and growing "Only One" products that meet the needs of the times, Kobe Steel intends to raise the sales of upper-end products to comprise 40% of total sales at the end of fiscal 2008, in comparison to 35% at the end of fiscal 2005.

3.2. Strengthening "monozukuri" capabilities – skilled manufacturing

The Kobe Steel Group will focus on cost reduction, including energy savings and improving yield. It will thoroughly undertake quality control and cost management, as well as implement capital investments to further improve product functions and add value to products. Kobe Steel will also improve the research and development organization.

3.3. Strengthening the financial base

While undertaking strategic investments for sustained growth, the Kobe Steel Group plans to continue focusing on improving its financial structure. It plans to build a solid financial base resistant to changes in the business environment.

3.4. Promoting corporate social responsibility

The Kobe Steel Group will systematize CSR activities throughout the Group. The Kobe Steel Group will thoroughly carry out compliance activities, as well as focus on improving corporate governance. It will also undertake cost management, as well as improve operations and equipment utilization.

3.5 Creating a positive work environment that instills pride in employees' work
For all Kobe Steel Group employees, the Kobe Steel Group plans to establish safer and more comfortable workplaces, as well as improve the working environment to support employees, who have diverse values, in developing their abilities. The Company will also further strengthen skill transference from older to younger workers and human resources development.

3.6 Strengthening group management
By integrating systems and information infrastructure and deploying the "KOBELCO" brand throughout the Group, Kobe Steel plans to nurture a strong shared unity and enhance the capabilities of the Kobe Steel Group.

Fiscal 2005 results and targets for fiscal 2008 are as follows:

(in billions of yen)	FY2008	FY2005
Sales	About 1,900.0	1,667.3
Ordinary income	180.0 or more	176.9
Net income	100.0 or more	84.5
Return on assets (%)	5.0% or more	4.1%
Debt (interest-bearing liabilities)	550.0 or less	589.1
Debt, including IPP project finance	650.0 or less	720.9
Debt-to-equity ratio (times)	0.8 or less	1.2
D/E ratio including IPP project finance (times)	0.9 or less	1.4

Under the Fiscal 2003-2005 Consolidated Medium-Term Business Plan, all numerical targets were achieved including ordinary income of 80 billion yen, debt of 640 billion yen, and a D/E ratio of 1.7.

4. Issues facing Kobe Steel

The Kobe Steel Group intends to build a strong, profit structure that further strengthens its business competitiveness and is responsive to market changes. In each business segment, Kobe Steel is expanding its "Only One" higher-end products and strengthening its skilled manufacturing capabilities.

Specific issues by business segment are as follows:

Iron & Steel
For steel products, Kobe Steel intends to expand sales in domestic manufacturing industries in which stability and growth are anticipated. The Company will also respond to growth fields such as steel castings and forgings, titanium products, and welding consumables.

The company is carrying out capital investments such as remodeling its blast furnaces and other projects. It will strengthen its manufacturing technologies, promote energy savings and reduce costs and build a stable production system. It will carry out strategic investments in line with demand trends.

Aluminum & Copper
This segment is focusing management resources on the automotive and IT fields. In particular, it plans to actively develop its businesses and increase profits in the areas of aluminum disk material and aluminum forgings for suspensions. The segment will make further improvements in quality and productivity by upgrading its equipment.

Machinery
In the machinery and engineering fields, the favorable demand environment will contribute to profits. The Company is upgrading its manufacturing equipment, maintaining production capacity, improving quality and reducing costs. Plans also call for strengthening the iron unit business and increase its profitability. In the environmental business, drastically reducing costs will contribute to improving profitability. The construction machinery business plans to focus on overseas operations, which will help raise its profitability.

Electronic Materials
This segment plans to meet the growing demand for target material used in LCD panels. It will also develop and commercialize new products for future growth.

Consolidated Balance Sheets
(in millions of yen)

Assets	FY2005 Ended Mar. 31, 2006	FY2004 Ended Mar. 31, 2005
Current Assets		
Cash and cash equivalents	96,187	81,824
Notes and accounts receivable	318,199	281,238
Inventories	303,003	252,823
Deferred income taxes	26,249	24,728
Other	59,620	52,988
Allowance for doubtful accounts	(992)	(792)
Total current assets	802,267	692,809
Tangible fixed Assets		
Buildings and structures	289,074	294,849
Machinery and equipment	417,406	419,981
Tools, furniture and fixtures	13,466	11,680
Land	203,100	207,986
Construction in progress	38,826	32,135
Total tangible fixed assets	961,873	966,634
Intangible fixed assets	15,166	13,912
Investments and other assets		
Investments in securities	223,964	136,197
Long-term loans receivable	6,292	6,298
Deferred tax assets	7,356	32,007
Deferred tax assets on revaluation of land	–	1,002
Other	63,449	61,011
Allowance for doubtful accounts	(6,128)	(8,672)
	294,933	227,845
Total assets	2,074,241	1,901,202

Liabilities, Minority Interests, and Stockholders' Equity	FY2005 Ended Mar. 31, 2006	FY2004 Ended Mar. 31, 2005
Current liabilities		
Notes and accounts payable	417,407	358,120
Short-term borrowings	176,332	187,731
Commercial paper	–	15,000
Bonds and notes due within one year	48,419	30,456
Accrued amount payable	49,323	50,622
Income and enterprise taxes payable	48,542	23,802
Deferred income liabilities	2,193	1,130
Provision for product warranties	5,963	4,849
Provision for casualty loss	1,429	–
Provision for environmental measures	2,866	–
Provision for restructuring costs	6,123	7,365
Other	126,973	114,680
Total current liabilities	885,574	793,758
Long-term liabilities		
Bonds and notes	215,363	283,563
Long-term borrowings	278,862	293,736
Deferred tax liabilities	18,427	8,599
Deferred tax liabilities on revaluation of land	6,027	2,127
Employees' severance and retirement benefits	52,980	49,142
Provision for environmental measures	2,661	–
Consolidated adjustments account	729	1,058
Other	45,022	55,782
Total long-term liabilities	620,073	694,010
Total current and long-term liabilities	1,505,648	1,487,768
Minority interests	38,593	34,220
Stockholders' equity		
Common stock	233,313	218,163
Capital surplus	83,145	67,979
Retained earnings	157,275	81,633
Land revaluation	(4,358)	409
Net unrealized holding gains on securities	68,999	25,376
Foreign currency translation adjustments	(7,047)	(13,150)
Treasury stock, at cost	(1,327)	(1,198)
Total shareholders' equity	529,999	379,213
Total liabilities	2,074,241	1,901,202

Consolidated Statements of Income
(in millions of yen)

	FY2005 Ended Mar. 31, 2006	FY2004 Ended Mar. 31, 2004
Net sales	1,667,313	1,443,771
Cost of sales	(1,297,291)	(1,140,421)
Gross profit	370,021	303,349
Selling, general and administrative expenses	(149,626)	(136,773)
Operating income	220,395	166,576
Non-operating income		
Interest and dividend income	3,830	2,571
Other income	43,434	33,264
	47,265	35,836
Non-operating expense		
Interest expense	(21,146)	(23,772)
Other expenses	(69,581)	(62,612)
	(90,727)	(86,384)
Ordinary income	176,932	116,028
Extraordinary income		
Amortization of prior service credits of pension plans	–	6,975
Gain on sale of fixed assets	–	2,693
Gain on sale of securities	–	2,676
	–	12,344
Extraordinary losses		
Loss on separation of real estate business	(14,100)	–
Expenses for environmental measures	(5,599)	
Casualty loss	(4,539)	
Effect of applying new accounting standard for retirement benefits	–	(12,735)
Loss on write-down of inventories	–	(10,944)
Loss on impairment for fixed assets	–	(9,075)
Loss on sale of fixed assets	–	(930)
	(24,239)	(33,685)
Income before income taxes	152,693	94,687
Income taxes		
Current	(60,007)	(25,740)
Deferred	(5,435)	(16,225)
Minority interests in income of subsidiaries	(2,691)	(1,432)
Net income	84,559	51,288

Consolidated Statements of Cash Flows
(in millions of yen)

	FY2005 Ended Mar. 31, 2006	FY2004 Ended Mar. 31, 2005
Cash flows from operating activities		
Income before income taxes	152,693	94,687
Depreciation	79,506	80,289
Interest and dividend income	(3,830)	(2,571)
Interest expense	21,146	23,772
Gain on sale of securities	(1,025)	(2,676)
Equity in income of unconsolidated subsidiaries and affiliates	(10,505)	(10,011)
Loss on separation of real estate business	14,100	–
Increase in provision for environmental measures	5,527	–
Increase in provision for casualty loss	1,429	–
Loss on write-down of inventories	–	10,944
Loss on impairment for fixed assets	–	9,075
Effect of applying new accounting standard for retirement benefits	–	12,735
Amortization of prior service credits of pension plans	–	(6,975)
Loss on sale of plant and equipment	–	(1,763)
Loss on disposal of plant and equipment	4,575	4,145
Decrease (increase) in trade receivables from customers	(22,683)	7,696
Increase in inventories	(46,797)	(29,508)
Increase in trade payables to customers	44,448	44,233
Other	9,823	21,082
Subtotal	248,410	255,157
Cash received for interest and dividends	5,285	3,460
Cash paid for interest	(22,007)	(24,248)
Cash paid for income taxes	(33,507)	(8,618)
Net cash provided by operating activities	198,181	225,751
Cash flows from investing activities		
Purchase of plant, equipment and other assets	(89,666)	(56,175)
Proceeds from sale of plant, equipment and other assets	4,644	7,739
Purchase of investments in securities	(12,001)	(8,491)
Proceeds from sale of investments in securities	3,636	3,684
Decrease (increase) in short-term loans receivable	(493)	1,246
Long-term loans receivable	(607)	(164)
Proceeds from collection of long-term loans receivable	236	2,194
Other	35	(576)
Net cash used in investing activities	(94,214)	(50,543)
Cash flows from financing activities		
Increase (decrease) in short-term borrowings	12,558	(45,897)
Increase (decrease) from commercial paper	(15,000)	15,000
Proceeds from issuance of long-term debt	39,545	25,315
Repayment of long-term debt	(83,807)	(110,007)
Proceeds from issuance of bonds	10,000	10,580
Repayment of bonds	(30,486)	(21,734)
Payment of dividends	(8,857)	(4,415)
Other	(17,546)	(32,786)
Net cash used in financing activities	(93,593)	(163,945)
Effect of exchange rate changes on cash and cash equivalents	2,784	(98)
Increase (decrease) in cash and cash equivalents	13,157	11,164
Cash and cash equivalents at beginning of year	80,591	68,503
Cash and cash equivalents of newly consolidated subsidiaries	1,735	924
Cash and cash equivalents at end of year	95,485	80,591

Segment Information

1. By industry segment (in millions of yen)

		FY2005	FY2004
Sales to outside customers:	Iron & Steel	734,749	613,802
	Wholesale Power Supply	65,208	58,600
	Aluminum & Copper	303,889	282,091
	Machinery	246,911	215,206
	Construction Machinery	226,645	206,065
	Real Estate	43,543	28,561
	Electronic Materials & Other Businesses	46,365	39,442
	Consolidated net sales	1,667,313	1,443,771
Inter-segment sales:	Iron & Steel	23,618	17,524
	Wholesale Power Supply	–	–
	Aluminum & Copper	1,055	891
	Machinery	12,366	11,683
	Construction Machinery	382	583
	Real Estate	3,701	3,910
	Electronic Materials & Other Businesses	14,763	14,565
	Total	55,887	49,113
Total sales:	Iron & Steel	758,368	631,327
	Wholesale Power Supply	65,208	58,600
	Aluminum & Copper	304,945	282,983
	Machinery	259,277	226,845
	Construction Machinery	227,027	206,648
	Real Estate	47,244	32,472
	Electronic Materials & Other Businesses	61,128	54,008
	Eliminations	(55,887)	(49,113)
	Consolidated net sales	1,667,313	1,443,771
Operating costs & expenses:	Iron & Steel	627,461	539,458
	Wholesale Power Supply	45,678	39,104
	Aluminum & Copper	281,582	266,073
	Machinery	248,896	216,529
	Construction Machinery	218,199	199,428
	Real Estate	42,118	29,394
	Electronic Materials & Other Businesses	43,662	39,941
	Eliminations	(60,682)	(52,736)
	Total operating costs	1,446,917	1,277,195
Operating income:	Iron & Steel	130,906	91,868
	Wholesale Power Supply	19,529	19,496
	Aluminum & Copper	23,362	16,910
	Machinery	10,381	10,315
	Construction Machinery	8,827	7,219
	Real Estate	5,126	3,078
	Electronic Materials & Other Businesses	17,465	14,066
	Eliminations	4,794	3,622
	Consolidated operating income	220,395	166,576

2. Overseas Sales (in millions of yen)

	FY2005	% of net sales	FY2004	% of net sales
Asia	255,645	15.3%	229,764	15.9%
Other areas	165,228	9.9%	136,160	9.4%
Total overseas sales	420,873	25.2%	365,924	25.3%

Notes:
1. Asia includes China, Taiwan, South Korea, Thailand and Malaysia.
   Other areas include the United States, Canada, Australia and Italy.
2. Overseas sales consist of export sales of the Company and its domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries excluding sales to Japan.

Investor Information

Kobe Steel intends to publish its annual report for fiscal 2005 by the end of September 2006. This report will be available from: Kobe Steel, Ltd., Investor Relations, 9-12 Kita-Shinagawa 5-chome, Shinagawa-ku, Tokyo 141-8688 JAPAN. Tel +81 (0)3 5739-6045 Fax +81 (0)3 5739-5973 Email www-admin@kobelco.co.jp Website: www.kobelco.co.jp

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

Supplemental Information

1. Forecast for Fiscal 2006 (consolidated, in billions of yen)

	FY2006	FY2005
Net sales	1,750.0	1,667.3
Operating income	180.0	220.3
Ordinary income*	145.0	176.9
Extraordinary gains and losses	--	(24.2)
Net income	85.0	84.5

*Also known as pretax recurring profit

2. Production & Sales

(1) Crude Steel Production (non-consolidated, in millions of metric tons)

	FY2005	FY2004	% change
Industry total *	112.71	112.90	(0.2%)
Kobe Steel	7.56	7.71	(2.0%)

* "Industry total" refers to the total crude steel production of Japan's steel industry.

Sales Volume of Steel Products at Kobe Steel (in thousands of metric tons)

	FY2005	FY2004	% change
Domestic	5,238	5,024	4.3%
Export	1,263	1,647	(23.3%)
Total	6,501	6,671	(2.5%)

Export ratio	Tonnage base	19.4%	24.7%
	Value base	22.4%	27.0%

Average steel price (in yen per metric ton)	FY2005	FY2004
	73,300	57,300

(2) Sales Volume of Rolled Aluminum & Copper Products at Kobe Steel (parent only)

(in thousands of metric tons)	FY2005	FY2004	% change
Rolled aluminum products	334	356	(6.4%)
Rolled copper products	63	62	0.9%

Sales Volume of Copper Tube (consolidated, in thousands of metric tons)

	FY2005	FY2004	% change
Copper tube	77	90	(14.5%)

(3) Machinery Segment Orders (consolidated, in billions of yen)

	FY2005	FY2004	% change
Domestic	1,465	1,500	(2.3%)
Export	928	1,260	(26.3%)
Total orders	2,394	2,761	(13.3%)

Machinery Segment Backlog of Orders

	FY2005	FY2004	% change
Domestic	1,225	1,335	(8.3%)
Export	1,242	1,015	22.4%
Total backlog	2,467	2,351	4.9%

3. Analysis of Factors Affecting Ordinary Income (consolidated, in billions of yen)

	FY2005	FY2004	Amount of increase
Ordinary Income	176.9	116.0	+60.9

Factors Increasing Profits		Factors Decreasing Profits	
Production/Shipments	105.0	High raw material prices	(77.5)
Cost reductions	9.0	Equipment maintenance	(6.0)
Change to average method	24.0	Higher bonuses	(6.0)
Consolidated subsidiaries and equity-valued affiliates	20.0	Exchange rate	(4.5)
		Others	(3.1)
Total	158.0	Total	(97.1)

4. Extraordinary Loss (consolidated, in billions of yen)

	FY2005
Loss on separation of real estate business	(14.1)
Expense for environmental measures	(5.5)
Casualty loss	(4.5)
Total	(24.2)

5. Others

(1) Cash Flow, Debt & Debt-to-Equity Ratio (consolidated, in billions of yen)

	FY2005	FY2004	% change
Free cash flow	95.2	160.3	(40.6%)

(Excludes cash flow from project financing)

(in billions of yen)	FY2005	FY2004
Consolidated debt	589.1	669.2
Consolidated D/E ratio (times)	1.2	1.8
Non-consolidated debt	470.0	581.7

(2) Exchange Rate & Effect of 1 Yen Increase on Profits (non-consolidated)

	FY2006 Est.	FY2005	FY2004
Exchange rate (1 U.S. dollar to yen)	115 yen	113 yen	108 yen
Effect of 1 yen increase on profits (millions of yen)	800	700	100

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.